U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File No.: 001-04192

(Translation of Registrant's name into English)

c/o Room 2302, 23/F, Oriental Center, 31 Wujiang Road, Shanghai, China 200041

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

NEWS RELEASE
1 (844) 331 3343
info@scullyroyalty.com

SCULLY ROYALTY PROVIDES UPDATE ON ANNUAL GENERAL MEETING

NEW YORK (December 12, 2025) – Scully Royalty Ltd. (the “Company”) (NYSE: SRL) provided today an update with respect to its annual general meeting (the "Meeting") currently scheduled for December 27, 2025, following the filing by MILFAM LLC ("MILFAM") of a purported dissident proxy circular on December 8, 2025 to nominate five individuals to the Company's board of directors.

The dissident circular followed MILFAM’s notice to the Company that it intended to nominate its own slate of directors at the Meeting. Because MILFAM failed to comply with the requirements for director nominations prescribed by the Company's advance notice provisions, including the required notice timeline, which are binding on all shareholders of the Company, the Company advised MILFAM that its director nominations were invalid and would not be considered at the Meeting. Despite this, MILFAM chose to unilaterally file its dissident circular seeking to unnecessarily disrupt the Meeting and create confusion for shareholders, and has since filed an application before the Cayman Island Grand Court seeking a declaration that its notice was valid, which the Company is contesting.

MILFAM’s dissident circular, and accompanying gold proxy, are invalid, and accordingly, any votes cast for the election of MILFAM's director nominee candidates will not be effective. The only individuals who are eligible to be nominated for election to the Company's board of directors at the Meeting are the management nominees set forth in the Company's proxy statement dated November 28, 2025, a copy of which has been filed under the Company's profile at www.sec.gov. The Company encourages shareholders to read the Company’s proxy statement and vote FOR the management nominees set forth in the WHITE proxy. A shareholder who has already voted on the gold proxy is still entitled to vote and submit the management WHITE proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Executive Officer and Chief Financial Officer

Date:  December 12, 2025